January 23, 2017

VIA EDGAR

Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:         Oxford Immunotec Global PLC

Registration Statement on Form S-3

Filed December 21, 2016

File No. 333-215236

Dear Ms. Hayes:

On behalf of Oxford Immunotec Global PLC (the “Company”), we are submitting this letter and the following information in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter, dated January 9, 2017, regarding the Company’s Form S-3 Registration Statement (the “Registration Statement”) filed December 21, 2016. For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment. Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR.

Registration Statement on Form S-3

General

1.

We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

Response:

The Company acknowledges the Staff’s comment.

Exhibit 5.1

2.

We note the qualification on page 3 that the counsel’s opinion is “limited to the laws of England and Wales…” However, Exhibit 4.6, Section 10.10 provides that New York law will govern the debt securities being offered. Please file a revised opinion which includes the law of the jurisdiction governing the debt securities.

Response:

The Company acknowledges the Staff’s comment and has obtained and filed a new legal opinion of Covington & Burling LLP reflecting the requested revisions. Please see Exhibit 5.2 to Amendment No. 1.

Please contact the undersigned at (202) 662-5500 if you have any questions or further comments regarding our responses to the Staff’s comments.

Very truly yours,

/s/ Keir D. Gumbs
Keir D. Gumbs

cc:	Peter Wrighton-Smith Ph.D. Erin Jaskot Jeffrey Gabor

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